Fresh to market, rarely seen painting Inbox ×

Anthony DeSimone, Masterworks <adesimone@masterworks.com>
to me

Dear Sam,

Our offering from Carmen Herrera is a fresh-to-market painting that was in the same private collection for years after being acquired directly from Herrera's estate.

That means it's been hidden away from the public eye for much of its existence, and that collectors haven't yet had a chance to buy in.

We were able to negotiate a price privately, and we believe that a painting with a provenance like this might catch collectors' attention when we do sell, since it's been so rarely seen.

Check it out here, and view the offering circular below.

Thanks,

Anthony DeSimone
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Investor Relations
MASTERWORKS

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281